news release

Statement by Zi Corporation

CALGARY, AB, July 12, 2005 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today reacted to the filing by the receiver for the Lancer Funds that was "considering" a request for a special meeting of shareholders to replace the Board of Directors. The Company stated that the Company had held a shareholder meeting only seven weeks ago in which the Company shareholders voted over eighty-nine percent (89%) in favor of the current board, including the shares held by the receiver.

While the Company is discussing with its advisors the Company's possible actions in light of the receiver's statement, the Company intends to continue to focus its resources on the Corporation's operations and business development.

For more information:

For Zi Corporation:

Allen & Caron Inc (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300